December 5, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Jeffrey P. Riedler

Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                             Pacira Pharmaceuticals, Inc.

Annual Report on Form 10-K

Filed March 7, 2013

File No. 001-35060

Dear Mr. Riedler:

Pacira Pharmaceuticals, Inc. (the “Company,” “we,” “us” or “our”) hereby submits a response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 2, 2013, relating to the above-referenced Annual Report on Form 10-K filed by the Company on March 7, 2013.

Commercial Partners and Agreements

SkyPharma, page 16

1.              We note that pursuant to the stock purchase agreement with SkyePharma Holdings, Inc. (“SPHI”), you agreed to pay SPHI specified contingent milestone payments related to EXPAREL sales.  Please expand your disclosure to provide the aggregate amounts paid to date under the agreement and the aggregate potential milestone payments to be paid in the future.  Also, please provide the years during which the patents relevant to the royalty term in the agreement expire.

Response: In future filings, the Company will expand its disclosure to provide the aggregate amounts earned to date under the SPHI agreement, the aggregate potential milestone payments to be paid under the SPHI agreement in the future, and the years during which the patents relevant to the royalty term in the SPHI agreement expire.

The proposed disclosure would read as follows:

Commercial Partners and Agreements

SkyePharma

In connection with the stock purchase agreement related to the Acquisition, we agreed to pay SkyePharma Holdings, Inc., or SPHI, specified contingent milestone payments related to EXPAREL sales as set forth below:

(i)                                           $10.0 million upon first commercial sale in the United States;

(ii)                                          $4.0 million upon first commercial sale in a major EU country (United Kingdom, France, Germany, Italy and Spain);

(iii)                                     $8.0 million when annual net sales collected reach $100.0 million;

(iv)                                   $8.0 million when annual net sales collected reach $250.0 million; and

(v)                                      $32.0 million when annual net sales collected reach $500.0 million.

The first contingency was resolved in April 2012, resulting in a $10.0 million payment to SPHI.

Additionally, we agreed to pay to SPHI 3% of net sales of EXPAREL collected in the United States, Japan, the United Kingdom, France, Germany, Italy and Spain. Such obligations to make percentage payments will continue for the term in which such sales related to EXPAREL are covered by a valid claim in certain patent rights related to EXPAREL and other biologics products.  The expiration date of the last valid claim will occur in 2018. Cumulatively through December 31, 2013, SPHI has earned $X million of percentage payments on net sales of EXPAREL collected.

We have the right to cease paying the 3% percentage payments in the event that SPHI breaches certain covenants not to compete contained in the stock purchase agreement. In the event that we cease to sell EXPAREL and begin marketing a similar replacement product for EXPAREL, we would no longer be obligated to make percentage payments, but we may be required to make certain milestone payments upon reaching certain sales milestones.

For additional information related to the SPHI agreement, please refer to Note X in the Consolidated Financial Statements.

* * * *

We acknowledge that:

•            the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•            the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please contact the undersigned at (973) 254-3560. Thank you again for your time and consideration.

Respectfully submitted,

PACIRA PHARMACEUTICALS, INC.

By:	/s/ James Scibetta
James Scibetta
Chief Financial Officer

cc:  Kristen Williams, Pacira Pharmaceuticals, Inc.

Jason Day, Perkins Coie LLP